
SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH, D.C.
189
SECTION


14030039

SECI ... ISSION

AN... RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON ST.
(No. and Street)

EASTON, PA, 18042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY R. D'ALBERTO 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N CEDAR CREST BLVD, SUITE 102, ALLENTOWN PA 18104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Mu 3/19

DD 3/24/14

OATH OR AFFIRMATION

I, Henry R. D'Alberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Associates, Inc, as of February 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
NEHME J NEHME
Notary Public
WILSON BORO., NORTHAMPTON COUNTY
My Commission Expires Aug 19, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by American Financial Associates, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Financial Associates, Inc.'s management is responsible for the American Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is no intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 5, 2014
Allentown, PA

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2014
WASH. D.C.
189
SECTION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by American Financial Associates, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Financial Associates, Inc.'s management is responsible for the American Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is no intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 5, 2014
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Financial Associates, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of selling, general and administrative expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the statements of selling, general and administrative expenses have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, and the statements of selling, general

Kirk, Summa & Co., LLP

February 5, 2014
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 22,735	$ 48,939
Commissions receivable	88,260	82,351
Prepaid federal corporate income tax	1,548	48
Employee receivable	12,946	-
Fixed Assets:		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,781
Less: Accumulated depreciation	(55,140)	(55,140)
Total Fixed Assets	-	-
Total Assets	$ 125,489	$ 131,338
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 3,511	$ 1,233
Payroll liabilities	614	408
Commissions payable	70,520	58,450
Accrued state income tax	393	153
Total Liabilities	75,038	60,244
STOCKHOLDER'S EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(23,159)	(2,516)
	58,491	79,134
Less: 804 shares of common stock in treasury at cost	(8,040)	(8,040)
Total Stockholder's Equity	50,451	71,094
Total Liabilities and Stockholder's Equity	$ 125,489	$ 131,338

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Commissions	$ 838,860	$ 863,284
Interest income	30	40
Other revenues	10,665	11,131
Total Revenues	849,555	874,455
Selling Expenses	656,839	619,395
General and Administrative Expenses	213,012	216,158
Total Selling, General and Administrative Expenses	869,851	835,553
Net Income (Loss) Before Provision for Income Taxes	(20,296)	38,902
Provision for Income Taxes	349	3,398
Net Income (Loss) After Taxes	$ (20,645)	$ 35,504

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED BORROWINGS
DECEMBER 31, 2013 AND 2012

	2013	2012
Beginning Liability - January 1	$ -	$ -
Additions:	-	-
Subtractions:	-	-
Ending Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2012

	Common Stock				Retained		Treasury Stock Common				Total Stockholder's
	Shares		Amount		(Deficit)		Shares		Amount		Equity
Balances at January 1, 2012	8,165	$	81,650	$	(38,020)		804	$	(8,040)	$	35,590
Net Income	-		-		35,504		-		-		35,504
Balances at December 31, 2012	8,165	$	81,650	$	(2,516)		804	$	(8,040)	$	71,094

2013

	Common Stock				Retained		Treasury Stock Common				Total Stockholder's
	Shares		Amount		(Deficit)		Shares		Amount		Equity
Balances at January 1, 2013	8,165	$	81,650	$	(2,514)		804	$	(8,040)	$	71,096
Net (Loss)	-		-		(20,645)		-		-		(20,645)
Balances at December 31, 2013	8,165	$	81,650	$	(23,159)		804	$	(8,040)	$	50,451

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities		
Net income (loss)	$ (20,645)	$ 35,505
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Items in net income not affecting cash:		
Depreciation	-	54
(Increase) decrease in current assets:		
Commissions receivable	(5,909)	(43,641)
Certificate of deposit	-	-
Prepaid corporate income tax	(1,500)	1,999
Employee receivable	(12,946)	-
Increase (decrease) in current liabilities:		
Accounts payable	2,277	354
Payroll liabilities	208	200
Commissions payable	12,070	27,482
Accrued income tax	240	3
Total Adjustments	(5,560)	(13,549)
Net Cash Provided (Used) by Operating Activities	(26,205)	21,956
Net Increase (Decrease) in Cash	(26,205)	21,956
Cash at Beginning of Year	48,940	26,984
Cash at End of Year	$ 22,735	$ 48,940
Supplementary Disclosures:		
Interest paid	$ -	$ 52
Income taxes paid	$ 410	$ 750

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2013 or 2012.

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment and furniture are stated at cost and are depreciated under the straight-line basis over estimated useful lives of five to seven years. Depreciation was $- and $54 respectively for 2013 and 2012.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2013 and $10,800 for 2012.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

The Company's Forms 1120, *U.S. Corporation Tax Return,* for the years ending 2012, 2011, and 2010 are subject to examination by the IRS, generally for three years after they were filed.

NOTE B - ADVERTISING COST

Advertising costs of $1,951 and $2,127 were incurred for the years ended December 31, 2013 and 2012, respectively. All advertising costs are expensed as incurred.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 and 2012, the Company had net capital of $41,084 and $60,569, respectively, which was $36,084 and $54,545 in excess of its required net capital of $5,000. The Company's net capital ratio for December 31, 2013 and 2012 was 1.827 to 1 and .995 to 1, respectively.

NOTE D – INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income tax amounts to $393 in 2013 and $153 for 2012. The components of the provision for income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current - Federal	$ -	$ -
Current - State	393	153
	$ 393	$ 153

The corporate tax returns have not been prepared for the year ended December 31, 2013. There is a liability of $393 for state purposes and $- for federal purposes, which leaves $1,548 of prepaid federal income tax at December 31, 2013.

NOTE E – TREASURY STOCK

In August 2010, the Board of Directors authorized the Company to repurchase of 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

NOTE F – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

NOTE H – SUBSEQUENT EVENTS

In preparing these financial statements, management of American Financial Associates, Inc. has evaluated events and transactions subsequent to December 31, 2013 through February 5, 2014 the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the years ended December 31, 2013 and 2012, and have issued our reports thereon dated February 3, 2013, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1, Statements of Capital Reconciliation, required by Rule 17a-5 under the Securities and Exchange Act of 1934, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 5, 2014
Allentown, PA

SCHEDULE 1
AMERICAN FINANCIAL ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Net capital:		
Stockholder's equity from balance sheets	$ 50,451	$ 71,094
Deduct:		
Non allowable receivable	(9,367)	(10,525)
Net Capital	$ 41,084	$ 60,569
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 75,040	$ 60,244
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $75,040 and $60,244 respectively)	$ 5,004	$ 4,017
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	36,084	55,569
Excess net capital at 1,000%	$ 33,580	$ 54,545
Ratio:		
Aggregate indebtedness to net capital	1.827:1	0.995:1

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2013 AND 2012

	Per Focus Report Form X-17A-5		Adjustments		Schedule II Per Audited Financial Report	
	2013	2012	2013	2012	2013	2012
A) Gross Capital	$ 50,341	$ 71,094	$ 110	$ -	$ 50,451	$ 71,094
B) Add:						
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	-	-	-	-
C) Deduct:						
Total nonallowable assets from Statement of Financial Condition	(9,367)	(10,525)	-	-	(9,367)	(10,525)
Net capital	$ 40,974	$ 60,569	$ 110	$ -	$ 41,084	$ 60,569

A) Reconciliation of Adjustments:	2013	2012
Difference due to offsetting various asset accounts against related liabilities:	$ 110	$ -
Total Adjustments	$ 110	$ -

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Selling Expenses		
Advertising	$ 1,951	$ 2,127
Auto lease and expense	4,995	3,392
Commissions	629,220	603,691
Entertainment	1,708	994
Meetings	1,327	609
Regulatory fees	13,593	7,465
Training programs	1,955	24
Travel	2,091	1,092
Total Selling Expenses	656,840	619,394
General and Administrative Expenses		
Bank and other charges	779	482
Computer expenses	3,429	3,100
Contributions	962	934
Depreciation	-	54
Dues and subscriptions	491	398
Employee benefits	8,747	8,420
Insurance	4,052	2,829
Interest	-	52
Licenses permits and fees	11,884	6,986
Office suppplies	4,270	4,403
Payroll taxes	11,625	11,831
Postage	2,410	2,115
Professional fees	9,069	8,883
Rent	10,800	10,800
Repairs and maintenance	1,271	1,443
Salaries	134,042	144,246
Telephone	7,294	7,288
Utilities	1,886	1,895
Total General and Adminitstrative Expenses	213,011	216,159
Total Selling, General and Administrative Expenses	$ 869,851	$ 835,553

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the financial statements of American Financial Associates, Inc. (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment of securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 5, 2014
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2013

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
Finra/Financial Operations 9509 Key West Avenue, 5th Floor Rockville, MD 20850 Attn: Herani Dansamo	2
Securities and Exchange Commission Registration Branch Mail Stop 8031 100 F Street, NE Washington, DC 20549	2
Securities and Exchange Commission The Mellon Independence Center Daniel M. Hawke, Regional Director 701 Market Street Suite 2000 Philadelphia, PA 19106-1532	1
FINRA Attn: Christine Kolber 1835 Market Street Suite 1900 Philadelphia, PA 19103-2932	1